Calfee, Halter & Griswold LLP
Attorneys at Law

1400 KeyBank Center
800 Superior Avenue
mphillips@calfee.com	Cleveland, Ohio 44114-2688
216.622.8511 Direct	216.622.8200 Phone
216.241.0816 Fax
www.calfee.com
May 30, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance — Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Julia E. Griffith
Special Counsel

Re:	Everflow Eastern Partners, L.P.
Amendment No. 1 to Schedule TO-I
File No. 05-42364
Ladies and Gentlemen:
On behalf of Everflow Eastern Partners, L.P. (“Everflow” or the “Company”), we are transmitting for filing via the EDGAR system, Amendment No. 1 to the above-captioned Schedule TO-I (“Amendment No. 1”). This Amendment No. 1 reflects revisions relating to certain disclosures contained in the Schedule TO-I in response to your comments.
This letter also responds to your comments on the Schedule TO-I which were issued in your letter dated May 14, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 1.

Cleveland | Columbus

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

General
SEC Comment #1:
It appears that you have not engaged a depositary to hold tendered shares until the Offer has expired and you have paid for them. Please discuss the potential risk to Unitholders presented by the lack of a depositary in this Offer.
Response:
     The Company has revised Amendment No. 1 to include an additional risk factor on page 9 of the Offer to Purchase regarding the potential risk to Unitholders presented by the lack of a depositary.
Schedule TO
SEC Comment #2:
Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A, concerning the accounting treatment for the transaction.
Response:
     The Company respectfully submits that the requested information can be found on page 17 of the Offer to Purchase, under the subheading “Decrease in Book Value.” However, in response to this comment and in an effort to provide clearer disclosure, the Company has amended the aforementioned subheading to read “Accounting Treatment.”
SEC Comment #3:
Revise Item 8 to include the addresses of the associates and subsidiaries. See Item 1008(a) of Regulation M-A.
Response:
The Company has revised the table on page 4 of its Schedule TO-I to comply with this comment.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

SEC Comment #4:
We note that in response to Item 10 of Schedule TO, you incorporate by reference the information contained in the Offer to Purchase, Section 10, with respect to Historical and Pro Forma Financial Information. While Section 10 of the Offer to Purchase makes reference to information that was mailed to Unitholders along with the Offer, it does not appear that you have incorporated the relevant information by reference into either the Schedule TO or the Offer to Purchase. Please revise.
Response:
     The Company has revised Item 10 of its Schedule TO-I as well as Section 10, “Historical Financial Information,” found on pages 20 and 21 of the Offer to Purchase to comply with this comment.
Offer to Purchase Cover
SEC Comment #5:
In the first bullet point, you indicate that the offer price is more than the book value per Unit, but lower than the last private trade price and possibly less than the fair market value of the Units. Revise to disclose the source of this information and the timing of the private transactions so as to place the information in context. See Item 1002(c) of Regulation M-A.
Response:
     As indicated in Item 2 of the Schedule TO-I and in the closing paragraph on page 7 of the Offer to Purchase, there is no established trading market for the Units. All information regarding the private transactions was obtained from individual Unitholders who were participants in the private transactions. The Company respectfully submits that all information available to the Company regarding the private transactions, including the timing of such transactions, can be found in the first bullet point. The Company has revised the first bullet point consistent with this response to include a statement that there is no established trading market for the Units and to clarify the source of the information regarding the private transactions.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

SEC Comment #6:
Revise the cover page to include information about the annual tender offers for the securities that you made during the years referenced in the first bullet point, including the prices at which you made those offers and the number of Units you offered to buy.
Response:
     The Company has revised the first bullet point on the cover page of the Offer to Purchase to comply with this comment.
Summary Term Sheet, page 1
SEC Comment #7:
Refer to the text of number 7, “What are the most significant conditions to the Offer?” You state that “if any change occurs in Everflow’s business that is reasonably determined by Everflow to be material, then Everflow is not required to purchase any Units in the Offer.” This does not track the language of Section 6(f) of your Offer, which refers only to changes that would have a material adverse effect on the Company. Conditioning the Offer on the non-occurrence of any change, positive or negative, renders the Offer illusory. Please revise your disclosure.
Response:
     The Company has revised the text of number 7 on page 1 of the Summary Term Sheet to comply with this comment.
SEC Comment #8:
Please revise number 12 to include the source of information about the last trades of Units, in November 2007. See Item 1002(c) of Regulation M-A. Also, please confirm your understanding that you are required to update this information should you become aware of any other trades prior to the expiration of the Offer.
Response:
     The Company has revised the text of number 12 on page 1 of the Summary Term Sheet to comply with this comment. Additionally, the Company confirms its understanding that it is required to provide updates as to information that becomes available to it regarding recent trades of Units.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

Introduction, page 5
SEC Comment #9:
Please revise your description of the reserve report to provide Unit holders with more information about the report. Expand your disclosure, here or in an appropriate section of the Offer to Purchase, to include further information about Wright & Company’s report, including:
•	How the “Standardized Determination of Net Cash Flows” was calculated;
Response:
     This Offer is made on an annual basis pursuant to the obligations imposed by the Company’s Limited Partnership Agreement (the “Partnership Agreement”). In that regard, and as noted in the responses to individual staff comments set forth below, the Purchase Price is determined in accordance with the procedures specified in the Partnership Agreement. The full text of Article XI of the Partnership Agreement has been included for your reference as Schedule A.
     As described on pages 5 and 6 of the Offer to Purchase and the footnote disclosure regarding supplemental unaudited oil and gas information in the Company’s audited financial statements as of December 31, 2007, the estimated future cash flows are determined based on year-end prices for crude oil, current allowable prices (adjusted for periods beyond the contract period to year-end market prices) applicable to expected natural gas production, estimated production of proved crude oil and natural gas reserves, estimated future production and development costs of reserves and future retirement obligations (net of salvage), based on current economic conditions, and the estimated future income tax expense, based on year-end statutory tax rates (with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less the tax basis of the properties involved.  Such cash flows are then discounted using a 10% rate.
     The methodology and assumptions used in calculating the standardized measure are those required by SFAS No. 69.  It is not intended to be representative of the fair market value of the Company’s proved reserves.  The valuation of revenues and costs does not necessarily reflect the amounts to be received or expended by the Company.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

•	Why a discount rate of 10% is appropriate;
Response:
     Consistent with the requirements of Statement of Financial Accounting Standards (SFAS) No. 69 (Disclosures about Oil and Gas Producing Activities) and Article XI, Section 11.2(ii) of the Partnership Agreement, the Company adjusted the cash flow data set forth in the Wright & Company report to reflect future income taxes, development costs, asset retirement obligations and salvage costs discounted at an annual rate of 10%. The Company respectfully submits that the requested disclosure regarding the 10% discount rate can be found in the closing paragraph on page 5 of the Offer to Purchase.
•	What consideration Wright gave to the increase in oil and gas prices during the last six months;
Response:
     Fluctuations in oil and gas prices following the end of the fiscal year were not considered in determining the Purchase Price. The Purchase Price was determined in accordance with Article XI of the Partnership Agreement, based in part on the Adjusted Book Value of the Company to the limited partners as of January 1, 2008. The Partnership Agreement requires that the Company apply the accounting principles used in preparing its audited financial statements as of December 31, 2007 (the “2007 Financial Statements”) to determine such Adjusted Book Value. For these purposes, Adjusted Book Value is calculated by (i) adding the limited partners’ total equity from the 2007 Financial Statements to the “Standardized Measure of Discounted Future Net Cash Flows” (cash flows of the Company’s proved developed reserves adjusted to reflect future income taxes, development costs, asset retirement obligations and salvage costs discounted at an annual rate of 10%) for the Company’s proved developed reserves as presented in the footnotes to the 2007 Financial Statements and as adjusted without giving effect to any taxes, and (ii) deducting the carrying value of the Company’s oil and gas properties (cost less accumulated depreciation, depletion and amortization) as evaluated at December 31, 2007.
•	Why no value was attributed to the Company’s undeveloped lease acreage or properties; and
Response:
     Pursuant to Article XI, Section 11.3 of the Partnership Agreement, the Company is required to select an independent petroleum engineer to evaluate the Company’s oil and gas properties as of January 1 of each year. The text of Section 11.3 of the Partnership Agreement explicitly states that no value is to be attributed to non-producing lease acreage.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

•	Why the Company, or its advisors, appears to have determined that raising the tender offer price is not consistent with fulfilling its obligations under the Partnership Agreement.
Response:
     As discussed in more detail above in the Company’s prior responses, in making this Offer on an annual basis, the Company is fulfilling a specific contractual obligation imposed by the Partnership Agreement. The Partnership Agreement specifically enumerates the method and variables to be used in determining the Purchase Price.
SEC Comment #10:
Here or in an appropriate section of the Offer to Purchase, expand your disclosure to address the requirements of Regulation 1006(c), and more fully describe any existing plans for the Company, including extraordinary transactions, asset sales or material changes to the capitalization of the Company.
Response:
     The Company currently has no existing plans, including extraordinary transactions, asset sales or material changes to the capitalization of the Company, that would require additional disclosure under Item 1006(c) of Regulation M-A.
Risk Factors, page 7
SEC Comment #11:
In the risk factor regarding the lack of a fairness opinion, we note your reference to a reserve report of the partnership’s oil and gas reserves, future net income and standardized measure of discounted future net income for the properties owned by the Company. Further, you indicate that you relied upon this report to determine the Adjusted Book Value, which you utilized in determining the Purchase Price of the units in this Offer. We note your disclosure regarding the manner in which the Purchase Price was calculated in Exhibit (a)(3) to the Schedule TO. Here or in an appropriate place in the Offer to Purchase, please elaborate upon how the reserve report assisted you in determining the Adjusted Book Value and, ultimately, the Purchase Price of the units. Specifically, how did you arrive at the Adjusted Book Value of $153,595,000? Quantify this information, to the extent possible.
Response:
     The Company respectfully submits that the information requested regarding the use of the reserve report in determining the Adjusted Book Value, and ultimately the Purchase Price, is

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

provided in the second paragraph on page 5 of the Offer to Purchase. The Company further submits that calculation of the Adjusted Book Value and the Purchase Price has been quantified on page 10 of the Offer to Purchase.
     As required by the Partnership Agreement, the Purchase Price is determined based on 66% of the Adjusted Book Value as of January 1, 2008 divided by the total number of Units then outstanding. In calculating the Adjusted Book Value, the Company added the total partners’ equity as of December 31, 2007 ($69,050,000) to the Standardized Measure of Discounted Future Net Cash Flows for the Company’s proved developed reserves ($136,367,000) and deducted the carrying value of the Company’s oil and gas properties (less accumulated depreciation, depletion and amortization) ($51,822,000). The Standardized Measure of Discounted Future Net Cash Flows for the Company’s proved developed reserves is determined based upon a review and analysis of the reserve report prepared by Wright & Company, Inc.
SEC Comment #12:
In light of the fact that the oil price Everflow supplied to Wright was $90.25, and there has been a substantial increase in the price of oil since then, tell us what consideration you have given to including a risk factor to address the possible impact of increasing oil and gas prices on the offer price.
Response:
     The Partnership Agreement specifically enumerates the method and variables to be used in determining the Purchase Price. Because the Partnership Agreement requires that the data used in determining the Purchase Price to be as of the end of the fiscal year, fluctuations in the price of oil following December 31, 2007 have no impact on the Purchase Price.
Purchase of Units, Payment of the Purchase Price, page 13
SEC Comment #13:
We note that you intend to pay for tendered Units within five business days after the Expiration Date. Rule 14e-1(c) requires that you accept and pay for the Units “promptly.” Please revise, or advise us as to why you believe that payment within five business days constitutes prompt payment.
Response:
     The Company has revised Section 5 of the Offer to Purchase, “Purchase of Units; Payment of Purchase Price,” to provide for the payment for tendered Units to tendering Unitholders within three (3) business days. The Company believes that this payment cycle should be regarded as satisfying Rule 14e-1(c)’s prompt payment requirement because it is consistent with the T+3 settlement cycle customarily used in securities transactions.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

Certain Conditions of the Offer, page 13
SEC Comment #14:
The closing paragraph to this section impermissibly states that the conditions may be asserted by the Company “regardless of the circumstances giving rise to any such condition.” Please revise to delete the implication that the offer conditions may be triggered through action or inaction by the Company.
Response:
     The closing paragraph on page 15 of the Offer to Purchase has been revised to comply with this comment.
SEC Comment #15:
Please revise the closing paragraph to delete the language that indicates determinations made by the Company with respect to the conditions are “final and binding on all parties.” Please revise to indicate, if true, that Unitholders may challenge the determinations in a court of competent jurisdiction.
Response:
     The closing paragraph on page 15 of the Offer to Purchase has been revised to comply with this comment.
Certain Information About the Company, page 17
SEC Comment #16:
You appear to have determined that the bidders’ financial information is material and should therefore be included in the Offer document pursuant to Item 10 of Schedule TO. Revise to include all of the information required by Item 1010 of Regulation M-A, including the summary of information required by Item 1010(c). Please see Interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov.
Response:
     The Company has revised Item 10 of its Schedule TO-I as well as Section 10, “Historical Financial Information,” found on pages 20 and 21 of the Offer to Purchase to comply with this comment.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

Transactions and Arrangements, page 22
SEC Comment #17:
Pursuant to Item 1002(f) of Regulation M-A, furnish information pertaining to the Units purchased and the amounts paid by the Issuer during the last two years.
Response:
     The Company submits that the information requested by this comment is not required by Schedule TO. Item 2 of Schedule TO requires disclosure only as to Items 1002(a) through (c) of Regulation M-A.
     Thank you for your prompt attention to this filing. Should you require any further information from Everflow or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, Ryan L. Long ((216) 622-8539; rlong@calfee.com).

Very truly yours,
/s/ Michael D. Phillips
Michael D. Phillips

cc: William Siskovic John J. Jenkins

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

SCHEDULE A
ARTICLE XI
REPURCHASE RIGHT
          11.1 Repurchase Right. Beginning in 1992 and annually thereafter each Unitholder will have the right to present a portion or all of his Units to the Partnership for purchase, and the Partnership shall be obligated to purchase such units, subject to the conditions and limitations contained in this Article XI. The Partnership will not be obligated to purchase in anyone calendar year more than ten percent (10%) of the units outstanding on the Closing Date and shall not purchase more Units in any 12-month period if such a purchase might have any of the adverse effects described in Section 8.2 of this Agreement. The cash purchase price per Unit to be paid during a particular year will be an amount equal to 66% of the Adjusted Book Value as of January 1 of such year (the “Valuation Date”), determined according to Section 11.2, divided by the total number of Units outstanding as of the Valuation Date, and adjusted for distributions, if any, as provided in Section 11.4.
          11.2 Adjusted Book Value. For purposes of Section 11.1, the Adjusted Book Value shall be determined in accordance with the Partnership’s audited financial statements as of the Valuation Date. Adjusted Book Value of the partnership shall be determined in accordance with the accounting principles consistently applied by the Partnership in preparing the audited financial statements and the following formula:
(i)	(a) Determine the Company’s Partner’s total equity from the Company’s audited financial statement as of December 31 of the year prior to the year the Repurchase Right is to be effective; (b) Add the “Standardized Measure of Discounted Future Net Cash Flows” for the Company’s Proved Developed Reserves as presented in the footnotes to the Company’s annual audited financial statements and as adjusted without giving effect to taxes; and (c) Deduct the carrying value of the Company’s oil and gas properties (cost less accumulated depreciation, depletion and amortization) evaluated at such year end.

(ii)	For purposes of the calculation required in (i), the future net cash flews of the Company shall be determined based upon an annual review and analysis of the Company’s Proved Developed Reserves by an independent petroleum engineer. Such future net cash flows shall be discounted annually at 10% per year, consistent with the Company’s footnote disclosure of supplemental unaudited oil and gas information as required by statement of Financial Accounting Standards (SFAS) No. 69, “Disclosures about Oil and Gas Producing Activities.”

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

          11.3 Appraisal. The Partnership will select an independent petroleum engineer to make an evaluation, as of January 1 of each year during the period specified in Section 11.1 of the partnership’s Oil and Gas Properties. The independent petroleum engineer shall project the estimated future net revenues of the proved developed reserves. In estimating such future net revenues, then-current oil and gas prices shall be used without escalation determined by the independent engineer consistent with then-current industry practice under the reporting requirements of SFAS No. 69. Estimated future net revenues from proved developed reserves will be discounted at an annual rate of 10% to arrive at the then-net present value of such reserves. No value shall be attributed to the nonproducing lease acreage, properties or interests which have been condemned by drilling activities.
          11.4 Statement of Cash Purchase Price. The Partnership will, commencing in 1992, and not later than April 30 of each such year, furnish each Limited Partner a statement showing the cash purchase price per Unit as of January 1 of each such year, which statement will include a summary of estimated reserves and future net revenues prepared by an independent petroleum engineer and taken from the footnotes to the Partnership’s audited financial statements. The cash purchase price will be adjusted for distributions, if any, made to Limited Partners between January 1 of each such year and the date of each purchase made pursuant to Section 11.1 by reducing the Adjusted Book Value by the amount of any such Distributions prior to determining such cash purchase price. Sufficient material to reveal how the purchase price was determined shall be furnished. A Limited Partner shall have thirty (30) days from the date of the statement required pursuant to this Section 11.4 to elect whether to present his Units for purchase by the Partnership. If the Limited Partner elects to present his Units within such time, the Partnership will be obligated to purchase the same subject to the limitation set forth in Section 11.2. All such purchases shall be effective as of May 30 of each such year. After such 3D-day period, a Limited Partner may present their Units to the Partnership for purchase at the price referred to in the statement, as adjusted for Distributions subsequent to the date thereof; provided, however, that the Partnership shall be under no obligation to purchase same, but may do so at its option. If more than the number of Units which are required to be purchased are tendered in anyone year, unless the Partnership elects to purchase all Units tendered, the Units to be purchased will be determined on a prorated basis and the Units actually purchased from a Unitholder shall equal the fraction the numerator of which is equal to ten percent (10%) of the Units outstanding as of January 1 of such year and the denominator of which is the total number of Units property tendered. The fraction so calculated shall be applied to the Units tendered by any individual Unitholder to determine the number of Units, rounded down to the nearest whole number, which will be purchased by the Partnership from such Unitholder in such year pursuant to the provisions of this Article XI. Fractions of Units will not be purchased. Notice will be given to a Limited Partner whose Units are not purchased. Should such Limited Partner present its Units for purchase in any subsequent year, no preferential rights will attach as a result of any prior presentments of Units pursuant to the provisions of this Article XI. Units purchased by the Partnership pursuant to Section 11.1 shall be held as Treasury Units and shall not be subject to resale.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 30, 2008

          11.5 No Cash Reserve. The Partnership is not obligated to establish cash reserves to fund its obligation to purchase Units. The Partnership may use funds provided by its operations or borrowed funds, if available, to fund such obligation and it may use its assets as collateral to secure such borrowings.
          11.6 Payment of Cash Purchase Price. The Purchase Price shall be paid in cash within thirty (30) days after the Limited Partner executes and delivers an assignment, satisfactory in form and substance to the General Partner, transferring such Units free and clear of all claims, liens and encumbrances.